UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission file number: 001-37655

CHINA CUSTOMER RELATIONS CENTERS, INC.

(Registrant's name)

c/o Shandong Taiying Technology Co., Ltd.

1366 Zhongtianmen Dajie, Xinghuo Science and Technology Park, Hugh-tech Zone, Taian City, Shandong Province,
People’s Republic of China 27100

(Address of principal executive office)

_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

Explanatory Note:

China Customer Relations Centers, Inc. (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its 2016 annual shareholder meeting. At the 2016 annual shareholder meeting of the Company held on December 15, 2016, a quorum was present and two proposals were submitted to and approved by the shareholders. The proposals are described in detail in the Company’s Proxy Statement filed with the U.S. Securities and Exchange Commission on November 16, 2016. The final results for the votes regarding each proposal are set forth below.

1.       Shareholders elected (a) two (2) Class I directors to the Company’s Board of Directors to serve terms ending at the Annual Meeting of Stockholders following the fiscal year ending December 31, 2016 or until their respective successors are duly elected and qualified; (b) two (2) Class II directors to the Company’s Board of Directors to serve terms ending at the Annual Meeting of Stockholders following the fiscal year ending December 31, 2017 or until their respective successors are duly elected and qualified; and (c) three (3) Class III directors to the Company’s Board of Directors to serve terms ending at the Annual Meeting of Stockholders following the fiscal year ending December 31, 2018 or until their respective successors are duly elected and qualified;. The votes for each of the nominees were as follows:

	For	Against	Abstained
Jie Xu (Class I director)	10,745,799	0	0
Tianjun Zhang (Class I director)	10,745,799	0	0
Weixin Wang (Class II director)	10,745,799	0	0
Owens Meng (Class II director)	10,745,799	0	0
Gary Wang (Class III director)	10,745,799	0	0
David Wang (Class III director)	10,745,799	0	0
Guoan Xu (Class III director)	10,745,799	0	0

2.        Shareholders ratified the selection of MaloneyBailey, LLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. The votes regarding this proposal were as follows:

For	Against	Abstained
11,046,639	0	15

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CHINA CUSTOMER RELATIONS CENTERS, INC.
By:	/s/ Gary Wang
Gary Wang
Chairman and Chief Executive Officer

Dated: December 19, 2016

3